SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2008                                                                                                                      Commission File Number: 1-31402

CAE INC. (Name of Registrant)

8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                                                                                                     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                                                                                                No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 14, 2008	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
4	Management’s Discussion and Analysis
4	1. Highlights
5	2. Introduction
6	3. About CAE
6	3.1 Who we are
6	3.2 Our vision
6	3.3 Our operations
9	4. Foreign exchange
11	5. Consolidated results
11	5.1 Results of our operations – First quarter of fiscal 2009
12	5.2 Consolidated orders and backlog
13	6. Results by segment
14	6.1 Civil segments
16	6.2 Military segments
18	7. Consolidated cash movements and liquidity
19	7.1 Consolidated cash movements
20	8. Consolidated financial position
20	8.1 Consolidated capital employed
21	9. Acquisitions
21	10. Changes in accounting standards
22	11. International financial reporting standards (IFRS) implementation
22	12. Subsequent events
22	13. Controls and procedures
22	13.1 Evaluation of disclosure controls and procedures
23	Consolidated Financial Statements
23	Consolidated balance sheets
24	Consolidated statements of earnings
25	Consolidated statements of changes in shareholders’ equity
26	Consolidated statements of comprehensive income (loss)
26	Consolidated statement of accumulated other comprehensive loss
27	Consolidated statements of cash flows
28	Notes to the Consolidated Financial Statements
28	Note 1 – Nature of operations and significant accounting policies
29	Note 2 – Change in accounting policies
30	Note 3 – Business acquisitions
30	Note 4 – Investments in joint ventures
31	Note 5 – Interest expense, net
32	Note 6 – Accounts receivable
33	Note 7 – Supplementary information
33	Note 8 – Government cost sharing
34	Note 9 – Employee future benefits
34	Note 10 – Capital management
36	Note 11 – Financial instruments and financial risk management
40	Note 12 – Operating segments and geographic information
42	Note 13 – Subsequent events

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2008. Earnings from continuing operations were $47.0 million ($0.18 per share) this quarter, compared to $38.7 million ($0.15 per share) in the first quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue this quarter was $392.1 million compared to $358.3 million in the first quarter last year.

Net earnings, including the impact of discontinued operations, were $46.1 million in the first quarter.

First quarter consolidated earnings before interest and taxes (EBIT) were $71.3 million, or 18.2% of revenue compared to $58.0 million or 16.2% of revenue last year.

“We had a good performance this quarter, with overall revenue and earnings growth in our business,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Our strategy to diversify CAE geographically, between civil and military markets, and between products and services provides us with a level of stability and predictability. No company is immune to economic and market fluctuations, but the majority of our revenue is now derived from military or recurring training revenue sources. We remain positive about our long-term opportunities. We have continued to use our flexibility to make bolt-on acquisitions to selectively expand our capabilities and enhance our market position.”

Business segment highlights

During the first quarter, Training and Services/Civil acquired Sabena Flight Academy to further address the global pilot shortage by expanding our ab-initio training capability and the CAE Global Academy. On the demand side, we also expanded our pilot provisioning initiative by signing agreements to supply more than 600 candidate pilots over a four-year period to Jazeera Airways, Kingfisher Airlines and Wizz Air. We extended our authorized training provider agreement with Bombardier to include Learjet 40/40 XR and Learjet 45/45 XR aircraft for European customers. We signed $89 million in contracts during the quarter and had an average of 114 RSEUs (Revenue Simulator Equivalent Units).

In Simulation Products/Civil we won orders for 13 full-flight simulators (FFSs) during the quarter. Year to date, we have announced 14 FFS sales. Based on forecast aircraft deliveries and ongoing discussions with customers, we continue to expect to receive approximately 34 orders for the year as a whole. As we have done in the past, we intend to update this estimate as the year progresses.

We were awarded a number of new military contracts this quarter totalling $138.2 million. In Simulation Products/Military we increased our dealings with the U.S. Navy with the order of an additional MH-60R avionics maintenance trainer and we made important progress in the lead-in jet trainer market with the selection of CAE to provide two Hawk 128 full-mission simulators (FMS) for use by the U.K. military. Also in the fast jet market, we received a synthetic environment update contract for the Eurofighter training systems being used by a variety of European nations. In Training and Services/Military we received a five-year contract extension to manage and support simulators for the Australian Air Force. Subsequent to the end of the quarter, Rotorsim, the consortium owned equally by CAE and AgustaWestland, signed approximately $80 million in contracts with the Netherlands Ministry of Defence to provide comprehensive NH90 helicopter training systems and services. Also following the end of the quarter, we signed an agreement to acquire xwave’s Defence, Security and Aerospace (DSA) unit to expand our range of defence products and services.

Civil segments

Training & Services/Civil (TS/C)

For the first quarter, revenue in the TS/C segment increased 16% over the same period last year from stronger demand in most of our training centres and the addition of nine RSEUs to our training network. As well, we integrated into our results Flightscape Inc. and Sabena Flight Academy – two companies recently acquired by CAE. The Canadian dollar strengthened against the British pound and the U.S. dollar over the comparable prior year period, which impacted our results upon translation, but this was partially relieved by a stronger euro.

CAE First Quarter Report 2009 | 1

Report to Shareholders

Segment operating income was $20.7 million (18.8% of revenue) in the first quarter, compared to $19.6 million (20.7% of revenue) in the first quarter last year. The addition of nine more RSEUs mainly explains the 6% increase over last year, but this would have been higher if not for costs incurred in the deployment of new simulators to our network. We also incurred instructor training costs during the quarter for the recently deployed training programs as well as costs for new programs to follow in the coming quarters.

New orders totalled $89.0 million, and segment backlog was $932.7 million. The book-to-sales ratio was 0.8x for the quarter and 1.2x for the last 12 months.

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $136.6 million during the first quarter, up by 21% over last year. The increase was mainly attributed to a higher number of orders and revenue recognized on simulators that were being manufactured and near completion at the time sales contracts were obtained for them during the quarter.

Segment operating income was $27.4 million (20.1% of revenue) in the first quarter, up by 39% over last year. The operating margin increased over last year because of overall execution cost reductions. Our overall hedge position on U.S. dollar contracts is now closer to parity with the Canadian dollar; however the sustained continuous improvements in our development and manufacturing processes are enabling us to maintain SP/C’s operating margin above 20%.

During the quarter, we received orders for 13 civil FFSs. Orders totalled $129.7 million, and segment backlog was $373.2 million. The book-to-sales ratio was 1.0x for the quarter and 0.9x for the last 12 months.

Military segments

Combined revenue in the first quarter for the Military business as a whole was $145.3 million and combined operating income was $23.2 million, resulting in an operating margin of 16.0% ..

Combined new orders totaled $138.2 million and, consistent with prior patterns, the combined book-to-sales ratio was 1.0x for the quarter and 1.4x for the last 12 months.

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $88.4 million for the first quarter, compared with $95.5 million generated during the same period last year. Comparably lower activity on some European programs and the appreciation of the Canadian dollar during the period contributed to this decrease.

Segment operating income this quarter was $13.6 million (15.4% of revenue), up 11% year over year. Despite lower revenue, operating income increased mainly because of a more favourable program mix resulting from cost savings on some specific programs.

New orders for the quarter totalled $76.9 million and segment backlog was $752.6 million.

Training & Services/Military (TS/M)

Revenue in the TS/M segment was $56.9 million for the first quarter, up by 3% over the same period last year. The increase is mainly from additional work on some of our maintenance services agreements with the German military, and an annual labour rate adjustment on some U.S. military contracts. This was somewhat offset by the stronger Canadian dollar.

Segment operating income was $9.6 million this quarter, up 50% from the same period last year. The increase results from higher revenue and the receipt of a recurring dividend from a U.K.-based investment, which is not always received by CAE in the same fiscal quarter.

New orders this quarter totalled $61.3 million and segment backlog was $789.4 million.

2 | CAE First Quarter Report 2009

Report to Shareholders

Cash flow and financial position

As of the end of the first quarter, cash provided by continuing operations was $70.4 million. This was offset by higher investment in non-cash working capital, which is common at the start of our fiscal year. Similar to the end of the first quarter last year, net cash from continuing operations was negative $28.7 million. As a result, we generated free cash flow of minus $42.4 million this quarter.

Net debt was $254.5 million at June 30, 2008, up $130.4 million from the preceding quarter. The increase stems from the higher investment in non-cash working capital, growth capital expenditures and recent acquisitions, which together resulted in an $111.1 million net decrease in cash, before proceeds and repayment of long-term debt and from the assumption of debt held by acquired businesses.

CAE will pay a dividend of $0.03 per share on September 30, 2008 to shareholders of record at the close of business on September 15, 2008.

Additional consolidated financial results

Backlog

Our consolidated backlog was $2.848 billion at the end of this quarter. New orders of $356.9 million were added to backlog this quarter, offset by $392.1 million in revenue generated from backlog and a decrease of $16.8 million mainly from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Capital expenditures

Capital expenditures this quarter totalled $38.4 million, comprised of $5.5 million for maintenance and $32.9 million for growth in support of our training network expansion to serve additional training requirements.

Income taxes

Income taxes were $20.0 million this quarter, representing an effective tax rate of 30%. We expect the effective income tax rate for fiscal 2009 to remain approximately 30%.

CAE First Quarter Report 2009 | 3

Management’s Discussion and Analysis

for the three months ended June 30, 2008

1. HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2009

Higher revenue over last quarter and year over year

  Consolidated revenue was $392.1 million this quarter, $25.5 million higher than last quarter and $33.8 million or 9% higher than the same quarter last year.

Higher earnings, net earnings and diluted earnings per share from continuing operations year over year

  Earnings from continuing operations were $47.0 million (or $0.18 per share) this quarter, compared to $47.0 million (or $0.18 per share) last quarter, and $38.7 million (or $0.15 per share) in the first quarter of last year, representing an increase of $8.3 million or 21%.

Negative free cash flow[1] at $42.4 million

  Net cash provided by continuing operations was at negative $28.7 million this quarter, mainly due to an investment in non-cash working capital accounts;

  Maintenance capital expenditures2 and other costs were $6.6 million this quarter, compared to $10.2 million last quarter and $10.0 million in the first quarter of last year;

  Cash dividends were $7.1 million this quarter, compared to $2.4 million last quarter and $2.4 million in the first quarter of last year.

Capital employed3 increased by 16% or $169.6 million this quarter

  Non-cash working capital4 increased by $105.3 million this quarter, ending at negative $32.8 million;

  Long-term assets increased by $73.1 million resulting from investments in our network and business acquisition;

  Net debt5 ended at $254.5 million.

ORDERS[6]

  The book-to-sale ratio for the quarter was 0.9x. The ratio for the last 12 months was 1.2x;

  Total order intake was $356.9 million, compared to $437.6 million last quarter and $307.5 million in the first quarter of last year;

  Total backlog was $2,847.9 million as at June 30, 2008.

Civil segments

  Training & Services/Civil was awarded $89 million in contracts;

  Simulation Products/Civil won over $129 million of orders including 13 full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won orders for approximately $77 million for new training systems and upgrades;

  Training & Services/Military was awarded contracts over $61 million.

ACQUISITIONS

  Acquired Sabena Flight Academy, which offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates;

  Signed an agreement in August 2008 (after quarter-end) to acquire Bell Aliant’s Defence, Security and Aerospace business unit for approximately $15.1 million. This amount does not include a potential additional consideration of $11.0 million that is contingent on certain conditions being satisfied;

  Signed an agreement in July 2008 (after quarter-end) to increase its participation in Academia Aeronautica De Evora S.A. to 90% in a non-cash transaction.

[1] Non-GAAP measure (see Section 7.1) .
[2] Non-GAAP measure (see Section 7.1) .
[3] Non-GAAP measure (see Section 8.1) .
[4] Non-GAAP measure (see Section 8.1) .
[5] Non-GAAP measure (see Section 8.1) .
[6] Non-GAAP measure (see Section 5.2) .

4 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2009 mean the fiscal year ending March 31, 2009;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2008;

  Dollar amounts are in Canadian dollars.

This report was prepared as of August 13, 2008, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2008. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2009. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our consolidated financial statements for the quarter ended June 30, 2008, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2008. The MD&A section of our 2008 annual report also contains more information about:

  Our vision, our strategy and key performance drivers;

  Our operations;

  Foreign exchange;

  Financial measures;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2008 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE First Quarter Report 2009 | 5

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CGT.

3.2 Our vision

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in the world in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 Our operations

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;

  The military market includes original equipment manufacturers (OEMs) and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts inventory management, curriculum development and consulting services. We achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 130 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs so that as a company, we continue to become less dependent on new aircraft deliveries to drive revenue.

6 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models in the past and, more recently, the Boeing 787, Boeing 747-8, Airbus A380, Bombardier Global Express, Embraer Phenom 100/300 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Market trends and outlook

Our outlook for the civil market remains relatively positive. We are monitoring key economic factors that could impact the business. The following trends support our view:

  New and more fuel-efficient platforms and strong aircraft backlogs;

  Demand in emerging markets arising from secular growth;

  Growth in revenue per passenger kilometer;

  Growing demand for trained crew members.

New and more fuel-efficient platforms and strong aircraft backlogs

New and more fuel-efficient aircraft platforms

OEMs are introducing new platforms, which will drive worldwide demand for simulators and training services. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Eclipse 500 VLJ and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000 and Global Express XRS aircraft programs. CAE has also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which in turn will affect the timing of our orders and deliveries.

Strong aircraft orders contribute to lengthy backlogs

In calendar 2007, Boeing received a total of 1,413 net orders for new aircraft and Airbus received a total of 1,341 orders. As of July 20, 2008, new aircraft orders for Boeing and Airbus were 542 and 730 respectively. While the pace of order activity will likely slowdown in calendar 2008, their record backlog levels and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services.

Demand in emerging markets arising from secular growth

New and emerging markets

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East continue to experience higher air traffic and economic growth than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres. Furthermore, CAE has been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series FFS and CAE TrueTM Environment for more realistic air traffic control environment simulation.

Growth in revenue per passenger kilometer Steady growth in air travel

While passenger traffic growth is expected to moderate from the strong growth in calendar year 2007, we anticipate that growth in passenger traffic should continue for the foreseeable future. Passenger growth in calendar year 2007 increased by 7.4% compared to 2006 and, as of April 2008, passenger growth increased by 5.6% as compared to the same period in 2007 according to the International Air Transport Association (IATA). Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, major economic recession or other world events. Other factors which have a limiting effect on market growth include the recent record-high fuel prices, which are negatively affecting the profitability of commercial airline operations and causing flight capacity and demand reductions in market segments most acutely affected by the price of fuel.

CAE First Quarter Report 2009 | 7

Management’s Discussion and Analysis Growing demand for trained crew members Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and flight attendants worldwide, which is creating a shortage of qualified crew members. The shortage is even more pronounced because of aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like Southeast Asia and China are experiencing this even more severely because air traffic is growing at a more rapid pace than in developed countries, and the infrastructure available to meet the current and projected demand for crew members is lacking.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest requirement for a large supply of qualified pilots in the most efficient and effective manner.

Economics factors

Economic growth rates continue to be supportive of demand for air travel globally, despite the economic slowing in mature markets like the U.S. and Europe. We are, however, monitoring a number of factors which could constrain growth in the broader global market: sustained high prices of jet fuel, which has an impact on airline profitability; the possibility of a protracted economic recession in the U.S., which could impact global growth; merger of airlines leading to fleet and route rationalization; and the availability of credit resources to aircraft operators given the recent tightening of credit markets.

MILITARY MARKET Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly, including in the United States which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;

  The nature of warfare has changed.

8 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that is expected to begin offering NH90 training to Germany and other militaries in 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs all the more considerable in the context of sustained high fuel prices, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The high operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence systems lifecycle, from concept development and experimentation to training and operations.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

The nature of warfare has changed Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allows for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past year we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

CAE First Quarter Report 2009 | 9

Management’s Discussion and Analysis

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			June 30	March 31
			2008	2008	Decrease
U.S. dollar (US$ or USD)			1.0186	1.0279	(1%)
Euro (€)			1.6041	1.6244	(1%)
British pound (£ or GBP)			2.0276	2.0407	(1%)

We used the average foreign exchange rates below to value our revenues and expenses:

	June 30	March 31		June 30	Increase
	2008	2008	Increase	2007	(decrease)
U.S. dollar (US$ or USD)	1.0106	1.0050	1%	1.1007	(8%)
Euro (€)	1.5802	1.5067	5%	1.4852	6%
British pound (£ or GBP)	1.9929	1.9880	–	2.1869	(9%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect on the fluctuation between currencies on the net profitability has an immediate translation impact on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment they buy in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 85% of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenues are hedged, it is not possible to completely offset the effects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.
  Over the long term, our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar because we do not enter into hedges of expected future revenues until the contracts are signed.
  To reduce the variability of certain U.S. denominated manufacturing costs, we currently enter into hedges on foreign currency costs incurred in our manufacturing process.

10 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

5.	CONSOLIDATED RESULTS
5.1	Results of our operations – first quarter of fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Revenue		$392.1	366.6	344.8	353.9	358.3
Earnings before interest and income taxes (EBIT)		$71.3	69.7	61.7	62.1	58.0
As a % of revenue	%	18.2	19.0	17.9	17.5	16.2
Interest expense, net		$4.3	4.7	4.8	5.4	2.6
Earnings from continuing operations (before taxes)		$67.0	65.0	56.9	56.7	55.4
Income tax expense		$20.0	18.0	16.8	17.7	16.7
Earnings from continuing operations		$47.0	47.0	40.1	39.0	38.7
Results from discontinued operations		$(0.9)	(11.4)	(0.6)	(0.1)	–
Net earnings		$46.1	35.6	39.5	38.9	38.7
Basic EPS from continuing operations		$0.18	0.19	0.16	0.15	0.15
Diluted EPS from continuing operations		$0.18	0.18	0.16	0.15	0.15
Basic and diluted EPS		$0.18	0.14	0.16	0.15	0.15

Revenue was 7% higher than last quarter and 9% higher year over year

Revenue was $25.5 million higher than last quarter mainly because:

  SP/C’s revenue increased by $30.1 million, or 28%, mainly due to higher number of orders and revenue recognized on simulators that were being manufactured and near completion for which sales contracts were obtained during the quarter;

  TS/C’s revenue increased by $5.7 million, or 5%, mainly due to strong demand in our European and Middle East training centres and the addition of four RSEUs in the network, mainly resulting from the acquisition of Sabena Flight Academy;

  TS/M’s revenue increased by $2.8 million, or 5%, mainly attributed to an increased level of effort on some of our maintenance services contracts on various German military bases and an annual labor rate adjustment related to U.S. military contracts.

These increases were partially offset by the decrease in SP/M’s revenue of $13.1 million, or 13%, mainly due to lower activity on some helicopter programs, particularly the German NH90 program and some U.S. Navy programs, both of which are the result of timing related to sub-contract work.

Revenue was $33.8 million higher than the same period last year largely because:

  SP/C’s revenue increased by $23.6 million, or 21%, due to the above-mentioned quarterly comparative reasons;

  TS/C’s revenue increased by $15.4 million, or 16%, mainly due to a strong demand in most of our training centres, nine additional RSEUs, combined with the integration into our results of the acquired companies Flightscape Inc. and Sabena Flight Academy;

  TS/M’s revenue increased by $1.9 million, or 3%, due to the above-mentioned quarterly comparative reasons.

These increases were partially offset by the decrease in SP/M’s revenue of $7.1 million, or 7%, mainly due to lower level of activity on the German NH90 program and the achievement of some significant milestones on the Eurofighter program during the first quarter of last year.

The growth of 9% over last year was achieved despite the appreciation of the Canadian dollar against the British pound and the U.S dollar.

You will find more details in Results by segment.

CAE First Quarter Report 2009 | 11

Management’s Discussion and Analysis

EBIT7 was $1.6 million higher than last quarter and $13.3 million higher year over year

EBIT for this quarter was $71.3 million, or 18.2% of revenue.

Compared to the last quarter, EBIT was up by 2%, or $1.6 million. Increased segment operating income8 from the SP/C and TS/M segments were partially offset by a decrease in the TS/C and SP/M segments.

Year over year, EBIT was up by 23%, or $13.3 million, mainly because of higher segment operating income from all four segments. Segment operating income increased by $7.7 million for SP/C, $3.2 million for TS/M, $1.3 million for SP/M and $1.1 million for TS/C.

You will find more details in Results by segment.

Net interest expense was similar to last quarter and $1.7 million higher year over year

Net interest expense was higher than the same period last year because the non-recourse financing was secured at the end of the first quarter of fiscal 2008.

Effective income tax rate is 30% this quarter

Income taxes this quarter were $20.0 million, representing an effective tax rate of 30%, compared to 28% for the last quarter and 30% for the first quarter of fiscal 2008.

The tax rate was lower in the fourth quarter of fiscal 2008 mainly because of a change in the mix of income from various jurisdictions.

Results from discontinued operations

Net loss from discontinued operations was attributed to fees incurred in the litigation by the Company for further payment following the disposal of the assets of the sawmill division of the Company’s Forestry Systems.

5.2 Consolidated orders and backlog9

Our consolidated backlog was $2,847.9 million at the end of this quarter. New orders of $356.9 million were added to backlog this quarter, offset by $392.1 million in revenue generated from backlog and a decrease of $16.8 million mainly caused by the appreciation of the Canadian dollar against the U.S. dollar, the British pound and the euro.

Backlog down by 2% over last quarter
Three months ended
(amounts in millions)	June 30, 2008
Backlog, beginning of period	$2,899.9
+ orders	356.9
- revenue	(392.1)
+ / - adjustments (mainly FX)	(16.8)
Backlog, end of period	$2,847.9

The book-to-sale ratio for the quarter was 0.9x. The ratio for the last 12 months was 1.2x.

You will find more details in Results by segment.

7 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

8 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations.

9 Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
  The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

12 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

6. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Civil segments
Training & Services/Civil		$20.7	23.8	15.5	14.6	19.6
	%	18.8	22.8	16.7	16.2	20.7
Simulation Products/Civil		$27.4	23.8	25.2	26.2	19.7
	%	20.1	22.3	24.3	23.3	17.4
Military segments
Simulation Products/Military		$13.6	14.5	11.5	13.4	12.3
	%	15.4	14.3	12.8	13.8	12.9
Training & Services/Military		$9.6	7.6	9.5	7.9	6.4
	%	16.9	14.0	16.1	14.5	11.6
Total segment operating income (EBIT)		$71.3	69.7	61.7	62.1	58.0

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
(amounts in millions)	Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Civil segments
Training & Services/Civil	$919.0	868.3	774.3	762.5	734.7
Simulation Products/Civil	$(12.5)	(81.9)	(38.7)	(26.9)	(13.0)
Military segments
Simulation Products/Military	$106.7	68.4	100.1	98.1	90.1
Training & Services/Military	$150.5	136.5	138.4	135.8	142.4
	$1,163.7	991.3	974.1	969.5	954.2

CAE First Quarter Report 2009 | 13

Management’s Discussion and Analysis 6.1 Civil segments TRAINING & SERVICES/CIVIL TS/C was awarded $89.0 million in contracts this quarter:

  Signed a five-year contract with Air Transat A.T. Inc. to provide pilot training on Airbus A330 and A310 platforms;

  Signed a three-year contract with Jet Alliance for the provision of ground-school and simulator training on the GV/550;

  Signed an agreement with Air Nostrum to extend their current contract on the CRJ-200 and Dash-8 until 2014 and to provide additional training platforms;

  Signed agreements to source, recruit and train more than 600 candidate pilots over a four-year period for Jazeera Airways, Kingfisher Airlines and Wizz Air.

Expansion and new initiatives

  We acquired Sabena Flight Academy, a company specializing in ab-initio pilot training and type-rating training for airlines. The company operates in Arizona, USA and Brussels, Belgium. The acquisition is aimed at expanding our ab-initio training capability and CAE Global Academy, as well as providing new type-rating training programs in Europe;

  We expanded our 20-year authorized training provider agreement with Bombardier to include Learjet 40/40 XR and Learjet 45/45 XR aircraft for European customers. We also achieved a first operational milestone of the agreement by offering pilot and technical training on the Global Express aircraft at the CAE Burgess Hill training centre in the U.K;

  We will provide the International Air Transport Association (IATA) a foundation for its Implementation Program for Safe Operations in Africa through the application of our Flightscape flight data analysis technology.

Financial results
(amounts in millions, except operating margins, RSEU
and FFSs deployed)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Revenue		$110.2	104.5	92.8	90.0	94.8
Segment operating income		$20.7	23.8	15.5	14.6	19.6
Operating margins	%	18.8	22.8	16.7	16.2	20.7
Amortization & depreciation		$13.8	12.9	12.5	13.5	13.1
Capital expenditures		$34.2	41.6	14.1	79.3	26.8
Capital employed		$919.0	868.3	774.3	762.5	734.7
Backlog		$932.7	963.3	896.1	887.5	853.4
RSEU[10]		114	110	109	106	105
FFSs deployed		132	124	123	119	117

Revenue up by 5% over last quarter and by 16% year over year

The increase over last quarter was mainly attributed to a strong demand in our European and Middle East training centres and the addition of four RSEUs in the network, mainly resulting from the acquisition of Sabena Flight Academy.

The increase year over year was mainly due to a stronger demand in most of our training centres, nine additional RSEUs, combined with the integration into our results of the acquired companies Flightscape Inc. and Sabena Flight Academy. The increase was achieved despite the appreciation of the Canadian dollar against the British pound and the U.S. dollar, partially offset by a weaker Canadian dollar against the euro.

Segment operating income was $20.7 million (18.8% of revenue) this quarter

Segment operating income was $20.7 million (18.8% of revenue) this quarter, compared to $23.8 million (22.8% of revenue) in the last quarter and $19.6 million (20.7% of revenue) in the same period last year.

Segment operating income decreased by $3.1 million, or 13%, over last quarter. This decrease was mainly attributed to costs associated with the deployment of additional FFSs in our network. Furthermore, a gain of $0.5 million from the disposal of one FFS was recognized last quarter.

Segment operating income increased by $1.1 million, or 6%, over the same period last year. The increase in segment operating income was affected by the above-mentioned explanations, the deployment of nine additional RSEUs and the

10 Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

14 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

related instructor training costs. Furthermore, we incurred instructor training costs in the quarter in preparation of the deployment of additional FFSs in the coming quarters.

Capital employed increased by $50.7 million over last quarter

The increase over last quarter was mainly due to the integration into our capital employed of the newly-acquired company Sabena Flight Academy and as a result, investments in our training network. This was partially offset by a reduction in the non-cash working capital over last quarter.

Capital expenditures at $34.2 million this quarter

Capital expenditures were lower this quarter than last quarter mainly due to the timing on various growth projects. The level of capital expenditures reflects our ongoing investment to expand the training network in response to increased training demands.

Backlog was at $932.7 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2008
Backlog, beginning of period	$963.3
+ orders	89.0
- revenue	(110.2)
+ / - adjustments (mainly FX)	(9.4)
Backlog, end of period	$932.7

This quarter’s book-to-sale ratio was 0.8x. The ratio for the last 12 months was 1.2x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 13 FFSs this quarter:

  One B777 FFS to Lufthansa Flight Training GmbH;

  One B757 FFS to Flight Training Finance;

  One Embraer 190 FFS to Swiss Aviation Training;

  Two CAE 5000 Series A320 FFSs to Zhuhai Flight Training Centre, a joint venture between China Southern Airlines and CAE;

  One CAE 5000 Series A320 FFS to Aeroflot Russian Airlines;

  One B737 FFS to Skymark Airlines of Japan;

  One A320 FFS to Ansett Aviation Training;

  One A320 FFS and one B737NG FFS to CAE Bangalore training centre, a joint venture in which CAE holds a 50% ownership;

  One Global Express FFS to Bombardier;

  One A320 FFS to British Airways;

  One EMB 170/190 FFS to Embraer.

Financial results
(amounts in millions, except operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Revenue		$136.6	106.5	103.5	112.3	113.0
Segment operating income		$27.4	23.8	25.2	26.2	19.7
Operating margins	%	20.1	22.3	24.3	23.3	17.4
Amortization & depreciation		$1.5	1.8	1.6	2.0	1.5
Capital expenditures		$0.6	1.2	1.2	1.4	0.8
Capital employed		$(12.5)	(81.9)	(38.7)	(26.9)	(13.0)
Backlog		$373.2	381.8	388.7	373.3	413.3

CAE First Quarter Report 2009 | 15

Management’s Discussion and Analysis

Revenue up by 28% over last quarter and by 21% year over year

The increase over last quarter and year over year was mainly attributed to higher number of orders and revenue recognized on simulators that were being manufactured and near completion for which sales contracts were obtained during the quarter.

Segment operating income up by 15% over last quarter and by 39% year over year

Segment operating income increased over last quarter and year over year was mainly because of the above-mentioned increase in revenue.

SP/C’s operating margin was 20.1% this quarter. The increase compared to last year resulted from overall execution cost reductions. The decrease compared to last quarter mainly resulted from a less favorable program mix. In addition, our overall hedge position on sale contracts is now at rates closer to par impacting SP/C’s operating margin. However, our ability to sustain continuous improvements in our development and manufacturing processes are maintaining SP/C’s operating margin above 20%.

Capital employed increased by $69.4 million over last quarter

Capital employed increased over last quarter due to higher working capital accounts, mainly due to increased inventories from long-term contracts and a higher level of accounts payable at year-end.

Backlog down by 2% over last quarter
Three months ended
(amounts in millions)	June 30, 2008
Backlog, beginning of period	$381.8
+ orders	129.7
- revenue	(136.6)
+ / - adjustments (mainly FX)	(1.7)
Backlog, end of period	$373.2

This quarter’s book-to-sale ratio was 1.0x. The ratio for the last 12 months was 0.9x.

6.2 Military segments

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $76.9 million in orders this quarter, including:

  Two Hawk 128 full-mission simulators (FMSs) for the Lockheed Martin and VT Group joint venture, which will provide comprehensive training to all new U.K. military aircrew across the Royal Navy, Army and Royal Air Force;

  One MH-60R avionics maintenance trainer for the U.S. Navy;

  Updated Synthetic Environment for the Eurofighter FMS and cockpit trainer in operation by various European nations.

Financial results
(amounts in millions, except operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Revenue		$88.4	101.5	89.6	97.1	95.5
Segment operating income		$13.6	14.5	11.5	13.4	12.3
Operating margins	%	15.4	14.3	12.8	13.8	12.9
Amortization & depreciation		$2.6	2.8	3.0	2.5	2.2
Capital expenditures		$1.2	2.1	1.5	2.4	1.3
Capital employed		$106.7	68.4	100.1	98.1	90.1
Backlog		$752.6	765.1	704.4	535.3	560.5

16 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

Revenue down by 13% over last quarter and by 7% year over year

The decrease over last quarter was mainly due to lower activity on some helicopter programs, particularly the German NH90 program and some U.S. Navy programs, both of which are the result of timing related to sub-contract work. The decrease was partially offset by the depreciation of the Canadian dollar against the euro and the Australian dollar during the quarter.

The decrease year over year was mainly due to the above-mentioned lower level of activity on the German NH90 program, the achievement of some significant milestones on the Eurofighter program during the first quarter of last year, combined with the negative impact of the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

Segment operating income down by 6% over last quarter and up by 11% year over year

The decrease over last quarter was mainly due to the above-mentioned decrease in revenue, as well as lower funding from Technology Partnerships Canada (TPC) and Investissement Québec (IQ) to our R&D initiative, Project Phoenix.

The increase year over year was mainly due to a more favorable program mix resulting from cost savings on some specific programs, as well as higher funding from Technology Partnership Canada (TPC) and Investissement Québec (IQ) to our R&D initiative, Project Phoenix. The increase was partially offset by the above-mentioned decrease in revenue.

SP/M’s operating margin was 15.4% this quarter, compared to 14.3% last quarter and 12.9% year over year.

Capital employed increased by $38.3 million over last quarter

The increase this quarter was mainly because of higher working capital accounts, primarily due to increased inventories from long-term contracts and a higher level of accounts payable at year-end.

Backlog down by 2% over last quarter
Three months ended
(amounts in millions)	June 30, 2008
Backlog, beginning of period	$765.1
+ orders	76.9
- revenue	(88.4)
+ / - adjustments (mainly FX)	(1.0)
Backlog, end of period	$752.6

This quarter’s book-to-sale ratio was 0.9x. The ratio for the last 12 months was 1.5x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $61.3 million in orders this quarter, including:

  A five-year extension of the management and support of Australian Defence Forces aerospace simulators contract under which CAE Australia maintains simulators of the Australian Air Force. The contract was originally awarded to CAE in 2003.

Financial results
(amounts in millions, except operating margins)		Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008
Revenue		$56.9	54.1	58.9	54.5	55.0
Segment operating income		$9.6	7.6	9.5	7.9	6.4
Operating margins	%	16.9	14.0	16.1	14.5	11.6
Amortization & depreciation		$2.0	1.8	2.4	2.2	1.7
Capital expenditures		$2.4	3.4	4.3	4.3	3.8
Capital employed		$150.5	136.5	138.4	135.8	142.4
Backlog		$789.4	789.7	721.5	717.2	772.3

CAE First Quarter Report 2009 | 17

Management’s Discussion and Analysis

Revenue up by 5% over last quarter and by 3% year over year

The increase over last quarter was mainly attributable to an increased level of effort on some of our maintenance services contracts on various German military bases, an annual labor rate adjustment related to U.S. military contracts, as well as the depreciation of the Canadian dollar against the euro and the Australian dollar during the quarter.

The increase year over year was mainly a result of the above-mentioned reasons, partially offset by the negative impact from the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

Segment operating income up by 26% over last quarter and by 50% year over year

The increase over last quarter and year over year was mainly due to the above-mentioned increase in revenue and because we received a dividend from a U.K.-based investment of TS/M. The dividend is a component of TS/M’s recurring business, even though it is not received evenly throughout the year.

Capital employed increased by $14.0 million over last quarter

The increase this quarter was mainly the result of higher payments made to some of our key suppliers.

Backlog stable over last quarter
Three months ended
(amounts in millions)	June 30, 2008
Backlog, beginning of period	$789.7
+ orders	61.3
- revenue	(56.9)
+ / - adjustments (mainly FX)	(4.7)
Backlog, end of period	$789.4

This quarter’s book-to-sale ratio was 1.1x. The ratio for the last 12 months was 1.1x.

The combined military book-to-sale ratio was 1.0x for the quarter and 1.4x on a trailing 12-month basis.

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

18 | CAE First Quarter Report 2009

		Management’s Discussion and Analysis

7.1 Consolidated cash movements
For the three-month period ending	June 30	March 31	June 30
(amounts in millions)	2008	2008	2007
		Restated	Restated
Cash provided by continuing operating activities*	$70.4	$57.7	$69.2
Changes in non-cash working capital	(99.1)	73.2	(97.9)
Net cash (used in) provided by continuing operations	$(28.7)	$130.9	$(28.7)
Maintenance capital expenditures	(5.5)	(9.0)	(7.5)
Other assets	(1.1)	(1.2)	(2.5)
Cash dividends	(7.1)	(2.4)	(2.4)
Free cash flow[11]	$(42.4)	$118.3	$(41.1)
Growth capital expenditures	(32.9)	(39.3)	(25.2)
Deferred development costs	(1.9)	(2.6)	(4.8)
Deferred pre-operating costs	(0.2)	(3.0)	(0.3)
Other cash movements, net	7.4	0.1	6.9
Business acquisitions (net of cash and cash
equivalents acquired)	(38.8)	(1.1)	(38.9)
Effect of foreign exchange rate changes on cash and
cash equivalents	(2.3)	12.8	(6.7)
Net (decrease) increase in cash before proceeds and
repayment of long-term debt	$(111.1)	$85.2	$(110.1)

* before changes in non-cash working capital

On April 1st, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset – specific financing (including non-recourse debt).

Free cash flow down $160.7 million from last quarter and down $1.3 million year over year

The decrease over last quarter was mainly attributable to net cash provided by continuing operations decreasing by $159.6 million over last quarter, explained largely by higher investment in non-cash working capital, particularly lower accounts payable, which is common at the start of our fiscal year, as well as additional cash dividends issued this quarter. This was partially offset by lower maintenance capital expenditures and other capitalized costs.

The decrease year over year was mainly due to additional cash dividends issued this quarter, offset by lower maintenance capital expenditures and other capitalized costs.

Capital expenditures of $38.4 million

Growth capital expenditures12 of $32.9 million this quarter were for the ongoing investment to expand our training network to address additional market share and in response to increased training demands in new markets. Maintenance capital expenditures13 were $5.5 million this quarter.

[11]

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

[12]	Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
[13]	Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.

CAE First Quarter Report 2009 | 19

Management’s Discussion and Analysis

8.	CONSOLIDATED FINANCIAL POSITION
8.1	Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2008	2008
Use of capital:
Non-cash working capital	$(32.8)	$(138.1)
Property, plant and equipment, net	1,081.3	1,046.8
Other long-term assets	418.6	380.0
Other long-term liabilities	(224.9)	(216.1)
Total capital employed	$1,242.2	$1,072.6
Source of capital:
Net debt	$254.5	$124.1
Shareholders’ equity	987.7	948.5
Source of capital	$1,242.2	$1,072.6

Capital employed14 increased 16% this quarter

The increase was mainly the result of higher non-cash working capital, higher property, plant and equipment, and higher other long-term assets partially offset by higher long-term liabilities.

Our return on capital employed15 (ROCE) was 16.9% (14.8% adjusted for operating leases) this quarter compared to 14.9% (12.4% adjusted for operating leases) for the first quarter of last year.

Non-cash working capital16 increased by $105.3 million this quarter

The increase was mainly from higher inventories as well as a decrease in accounts payable and accrued liabilities, and deposits on contracts. The increase was partially offset by a reduction in accounts receivable and prepaid expenses.

Net property, plant and equipment up $34.5 million since last quarter

The increase from capital expenditures combined with the assets from the newly-acquired company Sabena Flight Academy were partially offset by normal depreciation and by an impact caused by foreign exchange variation.

[14]	Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:
For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:
We add net debt to total shareholders’ equity to understand where our capital is coming from.
[15]

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

[16]

Non-cash working capital is non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

20 | CAE First Quarter Report 2009

Management’s Discussion and Analysis

Net debt17 increased by $130.4 million this quarter

The increase was largely caused by a $111.1 million net decrease in cash, before proceeds and repayment of long-term debt and by assumption of debt held by acquired businesses.

Change in net debt
Three months ended
(amounts in millions)	June 30, 2008
Net debt, beginning of period	$124.1
Impact of cash movements on net debt
(see table in the cash movements section)	111.1
Business acquisitions and others	22.2
Effect of foreign exchange rate changes on long-term debt	(2.9)
Increase in net debt during the period	$130.4
Net debt, end of period	$254.5

9. ACQUISITION

In June 2008, the Company acquired Sabena Flight Academy (Sabena) for a total cost, including acquisition costs, of $66.9 million composed primarily of cash and assumed debt. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates. The total costs do not include a potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Goodwill recognized for this transaction, which is not deductible for tax purposes, amounts to $15.3 million. As well, a customer relationship intangible asset in the amount of $15.6 million has been recognized regarding this transaction. The acquisition was accounted for under the purchase method and the operating results have been included in the consolidated results on the Company since the date of acquisition. The net assets of Sabena are included in the Training & Services/Civil segment. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

10. CHANGES IN ACCOUNTING STANDARDS

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Financial instruments – disclosures and presentation

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of a financial instrument on an entity’s financial position and performance, to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial statements. The new disclosures pursuant to these new Handbook Sections are included in Note 11 of our consolidated financial statements for the first quarter ended June 30, 2008.

[17]

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator or our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

CAE First Quarter Report 2009 | 21

Management’s Discussion and Analysis Capital disclosures

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 10 of our consolidated financial statements for the first quarter ended June 30, 2008.

Inventories

Effective April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which replaces existing Section 3030 with the same title. The new section specifies the measurement of inventory at the lower of cost and net realizable value with the possibility of reversing previous write-downs. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

We are currently evaluating the impact and potential effect that could result from preparing our consolidated financial statements in accordance with IFRS given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles for publicly accountable enterprises. The adoption of IFRS will have an impact on our reported consolidated financial statements as well as on a wide range of operational and internal performance measures for fiscal 2012.

As of June 30, 2008, we dedicated a team who performed a high-level accounting diagnostic and identified differences between IFRS and accounting policies and procedures currently adopted by CAE. The Company is currently evaluating the impact of adopting IFRS 1, First-time Adoption of International Financial Reporting Standards, elections. Furthermore, we are in the process of finalizing the design and planning phase of the IFRS implementation to identify possible accounting, information system and business solutions for the long-term implementation plan. We commenced IFRS training for our senior finance personnel to inform them of the impact on CAE’s current reporting standards.

We will continue to make regular disclosure regarding the status of our implementation plan.

12. SUBSEQUENT EVENTS

In August 2008, the Company has signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand for approximately $15.1 million. This amount does not include a potential additional consideration of $11.0 million that is contingent on certain conditions being satisfied. This transaction is anticipated to close at the end of the year.

In July 2008, the Company increased its participation in Academia Aeronautica De Evora S.A. to 90% in a non-cash transaction.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the quarter ended June 30, 2008, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

22 | CAE First Quarter Report 2009

	Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$147.7	$255.7
Accounts receivable (Note 6)	241.1	255.0
Inventories	277.0	229.9
Prepaid expenses	28.3	32.7
Income taxes recoverable	39.1	39.0
Future income taxes	11.3	14.1
	$744.5	$826.4
Property, plant and equipment, net	1,081.3	1,046.8
Future income taxes	75.7	64.3
Intangible assets	77.1	62.0
Goodwill	130.0	115.5
Other assets	135.8	138.2
	$2,244.4	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$416.8	$482.7
Deposits on contracts	197.6	209.3
Current portion of long-term debt	100.4	27.3
Future income taxes	15.2	16.8
	$730.0	$736.1
Long-term debt	301.8	352.5
Deferred gains and other long-term liabilities	180.1	184.9
Future income taxes	44.8	31.2
	$1,256.7	$1,304.7

Shareholders’ equity
Capital stock	$428.4	$418.9
Contributed surplus	8.8	8.3
Retained earnings	683.0	644.5
Accumulated other comprehensive loss	(132.5)	(123.2)
	$987.7	$948.5
	$2,244.4	$2,253.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2009 | 23

Consolidated Financial Statements

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007
Revenue	$392.1	$358.3
Earnings before interest and income taxes (Note 12)	$71.3	$58.0
Interest expense, net (Note 5)	4.3	2.6
Earnings before income taxes	$67.0	$55.4
Income tax expense	20.0	16.7
Earnings from continuing operations	$47.0	$38.7
Results of discontinued operations	(0.9)	–
Net earnings	$46.1	$38.7
Basic and diluted earnings per share from continuing operations	$0.18	$0.15
Basic and diluted earnings per share	$0.18	$0.15
Weighted average number of shares outstanding (basic)	254.3	252.4
Weighted average number of shares outstanding (diluted)	255.1	253.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

24 | CAE First Quarter Report 2009

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
three months ended June 30, 2008
(amounts in millions of Canadian dollars, except number of shares)
		Common			Accumulated
		Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	845,875	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	41,980	0.5	–	(0.5)	–	–
Stock-based
compensation	–	–	1.1	–	–	1.1
Net earnings	–	–	–	46.1	–	46.1
Dividends	–	–	–	(7.1)	–	(7.1)
Other comprehensive
loss	–	–	–	–	(9.3)	(9.3)
Balances,
end of period	254,857,691	$428.4	$8.8	$683.0	$(132.5)	$987.7

(Unaudited)
three months ended June 30, 2007
(amounts in millions of Canadian dollars, except number of shares)
		Common			Accumulated
		Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Stock options exercised	1,455,520	11.6	–	–	–	11.6
Transfer upon exercise of
stock options	–	1.5	(1.5)	–	–	–
Stock dividends	5,539	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	0.6	–	–	0.6
Cumulative effect of
implementing
accounting standards
(Note 2)	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	38.7	–	38.7
Dividends	–	–	–	(2.4)	–	(2.4)
Other comprehensive loss	–	–	–	–	(46.4)	(46.4)
Balances,
end of period	253,421,508	$414.9	$4.8	$538.1	$(137.6)	$820.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2009 | 25

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2008	2007
Net earnings	$46.1	$38.7
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations	$(13.1)	$(67.5)
Net change in gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	0.3	8.3
Income tax adjustment	–	0.5
	$(12.8)	$(58.7)
Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows	$8.1	$24.0
Reclassifications to income or to the related
non-financial assets or liabilities	(3.1)	(5.9)
Income tax adjustment	(1.5)	(5.8)
	$3.5	$12.3
Total other comprehensive loss	$(9.3)	$(46.4)
Comprehensive income (loss)	$36.8	$(7.7)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at June 30, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(122.8)	$(0.4)	$(123.2)
Details of other comprehensive loss:
Net change in gains (losses)	(12.8)	8.1	(4.7)
Reclassification to income or to the related
non-financial assets or liabilities	–	(3.1)	(3.1)
Income tax adjustment	–	(1.5)	(1.5)
Total other comprehensive loss	$(12.8)	$3.5	$(9.3)
Balance in accumulated other comprehensive
loss at end of period	$(135.6)	$3.1	$(132.5)

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE First Quarter Report 2009

	Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2008	2007
Operating activities
Net earnings	$46.1	$38.7
Results of discontinued operations	0.9	–
Earnings from continuing operations	47.0	38.7
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	15.7	14.6
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	4.2	3.9
Future income taxes	5.7	4.8
Investment tax credits	3.4	3.8
Stock-based compensation plans	(4.2)	(2.9)
Employee future benefit – net	0.2	(0.1)
Other	(1.8)	6.2
Changes in non-cash working capital (Note 7)	(99.1)	(97.9)
Net cash used in operating activities	(28.7)	(28.7)
Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	(38.8)	(38.9)
Capital expenditures	(38.4)	(32.7)
Deferred development costs	(1.9)	(4.8)
Deferred pre-operating costs	(0.2)	(0.3)
Other	(1.1)	(2.5)
Net cash used in investing activities	(80.4)	(79.2)
Financing activities
Net borrowing under revolving unsecured credit facilities	–	15.0
Proceeds from long-term debt, net of transaction costs
and debt basis adjustment	8.6	84.2
Reimbursement of long-term debt	(5.5)	(4.3)
Dividends paid	(7.1)	(2.4)
Common stock issuance	8.4	11.6
Other	(1.0)	(4.7)
Net cash provided by financing activities	3.4	99.4
Effect of foreign exchange rate changes on cash and
cash equivalents	(2.3)	(6.7)
Net decrease in cash and cash equivalents	(108.0)	(15.2)
Cash and cash equivalents at beginning of period	255.7	150.2
Cash and cash equivalents at end of period	$147.7	$135.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2009 | 27

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangible, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

Generally accepted accounting principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

28 | CAE First Quarter Report 2009

Notes to the Consolidated Financial Statements

These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2008, except for the adoption of the new accounting standards described in Note 2.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2008 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While Management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform with the presentation adopted during the current year.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no readily available market value.

NOTE 2 – CHANGE IN ACCOUNTING POLICIES

Implemented in fiscal 2009

Financial instruments – disclosures and presentation

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of a financial instrument on an entity’s financial position and performance, to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial statements. The new disclosures pursuant to these new Handbook Sections are included in Note 11.

Capital disclosures

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 10.

Inventories

Effective April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which replaces existing Section 3030 with the same title. The new section specifies the measurement of inventory at the lower of cost and net realizable value with the possibility of reversing previous write downs. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

CAE First Quarter Report 2009 | 29

Notes to the Consolidated Financial Statements

The amount of inventory, excluding long-term contracts, recognized as cost of sales for the three months ended June 30, 2008 was as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2008
Work in progress	$17.6
Raw materials, supplies and manufacturing products	16.0
$33.6

The carrying amount of inventories pledged as security for loans was $2.5 million as at June 30, 2008.

Implemented in fiscal 2008 Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The application of this revised standard had no effect to the Company’s consolidated financial statements.

Financial instrument and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855,

Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which provided accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and described when and how hedge accounting may be applied.

The Company’s adoption of these financial instruments standards resulted in changes in accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable as at April 1st, 2007. These standards were applied without restatement of prior periods, with the exception of the reclassification of the foreign currency translation adjustment, which is now disclosed as part of accumulated other comprehensive loss. All other transitional adjustments ensuing from these standards resulted in a decrease in retained earnings, net of income taxes, of $8.3 million and a decrease in accumulated other comprehensive loss, net of income taxes, of $3.5 million as at April 1st, 2007 as more fully described in Note 2 of the annual consolidated financial statements for the year ended March 31, 2008.

NOTE 3 – BUSINESS ACQUISITIONS

In June 2008, the Company acquired Sabena Flight Academy (Sabena) for a total cost, including acquisition costs, of $66.9 million composed primarily of cash and assumed debt. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates. The total costs do not include potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Goodwill recognized for this transaction, which is not deductible for tax purposes, amounts to $15.3 million. As well, a customer relationship intangible asset in the amount of $15.6 million has been recognized regarding this transaction. The acquisition was accounted for under the purchase method and the operating results have been included in the consolidated results on the Company since the date of acquisition. The net assets of Sabena are included in the Training & Services/Civil segment. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49% (starting fiscal 2008), Hatsoff Helicopter Training Private Limited – 50% (starting fiscal 2008), National Flying Training Institute Private Limited – 51% (starting fiscal 2009), and CAE Bangalore training centre – 50% (starting fiscal 2009).

30 | CAE First Quarter Report 2009

Notes to the Consolidated Financial Statements

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2008	2008
Assets
Current assets	$52.7	$33.8
Property, plant and equipment and other non-current assets	177.8	163.1
Liabilities
Current liabilities	23.6	22.9
Long-term debt (including current portion)	83.4	75.9
Deferred gains and other long-term liabilities	1.7	–

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Earnings
Revenue	$13.7	$13.8
Net earnings	4.3	2.6
Segmented operating income
Simulation Products/Military	1.0	0.6
Training and Services/Civil	3.9	2.7
Training and Services/Military	(0.2)	(0.1)

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Cash flows provided by (used in):
Operating activities	$6.4	$7.6
Investing activities	(4.3)	(5.1)
Financing activities	8.2	8.8

NOTE 5 – INTEREST EXPENSE, NET

Details of interest expense (income) are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Long-term debt interest expense	$6.1	$4.3
Amortization of deferred financing costs and other	0.8	0.6
Interest capitalized	(1.3)	(1.0)
Interest on long-term debt	$5.6	$3.9
Interest income	$(0.7)	$(0.7)
Other interest expense (income), net	(0.6)	(0.6)
Interest income, net	$(1.3)	$(1.3)
Interest expense, net	$4.3	$2.6

CAE First Quarter Report 2009 | 31

Notes to the Consolidated Financial Statements

NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and of delay in collection when aging of invoices exceeds the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2008	2008
Past due trade receivables
1-30 days	$37.3	$38.0
31-60 days	16.1	10.7
61-90 days	9.4	6.3
Greater than 90 days	19.1	20.6
Total	$81.9	$75.6
Allowance for doubtful accounts	$(8.8)	$(7.4)
Current trade receivables	69.6	81.2
Accrued receivables	52.8	48.5
Derivative assets	14.7	17.2
Other receivables	30.9	39.9
Total accounts receivable	$241.1	$255.0

Changes in the allowance for doubtful accounts were as follows as at June 30:

(Unaudited)
three months ended June 30
(amounts in millions)		2008
Balance at beginning of period		$(7.4)
Additions		(2.9)
Amounts charged off		1.4
Foreign exchange		0.1
Balance at end of period		$(8.8)

32 | CAE First Quarter Report 2009

	Notes to the Consolidated Financial Statements

NOTE 7 – SUPPLEMENTARY INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Cash provided by (used in) non-cash working capital:
Accounts receivable	$21.5	$(41.6)
Inventories	(38.1)	(2.5)
Prepaid expenses	5.2	0.3
Income taxes recoverable	(3.2)	(9.3)
Accounts payable and accrued liabilities	(73.4)	(63.9)
Deposits on contracts	(11.1)	19.1
Changes in non-cash working capital	$(99.1)	$(97.9)

Supplemental cash flow disclosure:
Interest paid	$8.8	$6.8
Income taxes paid (received)	$9.2	$11.3

Supplemental statements of earnings disclosure:
Foreign exchange gains (losses) on financial instruments recognized in earnings:
Loans and receivables	$(1.6)	$(7.3)
Financial assets and financial liabilities required to be
classified as held for trading	(0.2)	(4.3)
Other financial liabilities	2.4	9.4
Foreign exchange gain (loss)	$0.6	$(2.2)

NOTE 8 – GOVERNMENT COST SHARING

Project Phoenix

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project:

(Unaudited)
three months ended June 30
(amounts in millions)	2008
Outstanding contribution receivable, beginning of period	$24.2
Contributions	11.2
Payments received	(16.2)
Outstanding contribution receivable, end of period	$19.2

CAE First Quarter Report 2009 | 33

Notes to the Consolidated Financial Statements

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Contributions credited to capitalized costs:
Project Phoenix	$2.7	$4.3
Contributions credited to income:
Project Phoenix	8.5	9.5
Total contributions:
Project Phoenix	$11.2	$13.8
Royalty expenses:
Project Phoenix	$ –	$ –
Previous programs	2.6	2.1

NOTE 9 – EMPLOYEE FUTURE BENEFITS

The total benefit cost for the periods ended June 30 includes the following components:

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Current service cost	$2.2	$2.1
Interest cost on projected pension obligations	3.3	3.2
Expected return on plan assets	(3.3)	(3.2)
Amortization of net actuarial loss	0.5	0.6
Amortization of past service costs	0.1	0.1
Net pension expense	$2.8	$2.8

NOTE 10 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are threefold:

(i)	Optimize the use of debt in relation to managing the cost of capital of the Company;
(ii)	Keep the debt level at an amount where the Company’s financial strength and credit quality is maintained in order to withstand economic cycles;
(iii)	Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

In view of this, the Company monitors its capital on the basis of the adjusted net debt to capital ratio. This ratio is calculated as adjusted net debt divided by the sum of the adjusted net debt and equity. Adjusted net debt is calculated as total debt (as presented in the consolidated balance sheet and including non-recourse debt) added to the present value of operating leases (held off balance sheet) less cash and cash equivalents. Equity comprises all components of shareholders’ equity (i.e. capital stock, contributed surplus, retained earnings and accumulated other comprehensive loss).

34 | CAE First Quarter Report 2009

Notes to the Consolidated Financial Statements

The level of debt versus equity in the capital structure will be maintained at levels appropriate for a given economic cycle and according to the Company’s growth strategy relative to the different business segments and therefore adjusted over time to appropriate levels ensuring the achievement of the objectives as stated above. The ratios as at June 30, 2008 and as at March 31, 2008 were as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2008	2008
Total debt	$402.2	$379.8
Add: Present value of operating leases (held off balance sheet)	199.6	200.2
Less: Cash and cash equivalents	(147.7)	(255.7)
Adjusted net debt	$454.1	$324.3
Shareholders’ equity	$987.7	$948.5
Adjusted net debt : shareholders’ equity	31:69	25:75

The increase in the adjusted net debt to equity ratio during first quarter of fiscal 2009 resulted primarily from the increase in net debt that occurred as a result of cash used for the acquisition of Sabena Flight Academy and other general corporate and working capital purposes.

In the first quarter of fiscal 2009, the Board of Directors approved an increase in the quarterly dividend per share to $0.03 from $0.01.

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at June 30, 2008, the Company is compliant with all its capital maintenance covenants.

CAE First Quarter Report 2009 | 35

Notes to the Consolidated Financial Statements

NOTE 11 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial instruments

The carrying values and fair values of financial instruments, by class, are as follows:

(Unaudited)
as at June 30, 2008
(amounts in millions)
							Carrying Value	Fair Value
	Held for		Available		Loans &
	Trading		for Sale		Receivables		Total
Financial assets
Cash and cash equivalents	$147.7		$ –		$ –		$147.7	$147.7
Accounts receivable(a)	–		–		202.8	(b)	202.8	202.8
Other assets(a)	10.1	(c)	22.5	(d)	1.4	(e)	34.0	34.0
Derivative assets	9.9	(f)	–		–		9.9	9.9
	$167.7		$22.5		$204.2		$394.4	$394.4

							Carrying Value	Fair Value
					Other
			Held for		Financial
			Trading		Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)			$ –		$290.4	(g)	$290.4	$290.4
Total long-term debt			–		402.2		402.2	409.7
Deferred gains and other long-term liabilities(a)			–		0.5	(h)	0.5	0.5
Derivative liabilities			14.5	(f)	–		14.5	14.5
			$14.5		$693.1		$707.6	$715.1

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS Leasing Ltd.
(e)	Includes long-term receivables.
(f)

Includes embedded derivatives accounted for separately and derivatives not designated in a hedging relationship but that are economic hedges and excludes derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Includes a long-term payable that meets the definition of a financial liability.

36 | CAE First Quarter Report 2009

					Notes to the Consolidated Financial Statements

(Unaudited)
as at March 31, 2008
(amounts in millions)
							Carrying Value	Fair Value
	Held for		Available		Loans &
	Trading		for Sale		Receivables		Total
Financial assets
Cash and cash equivalents	$255.7		$ –		$ –		$255.7	$255.7
Accounts receivable(a)	–		–		205.5	(b)	205.5	205.5
Other assets(a)	8.6	(c)	22.6	(d)	1.2	(e)	32.4	32.4
Derivative assets	12.0	(f)	–		–		12.0	12.0
	$276.3		$22.6		$206.7		$505.6	$505.6

							Carrying Value	Fair Value
					Other
			Held for		Financial
			Trading		Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)			$ –		$346.9	(g)	$346.9	$346.9
Total long-term debt			–		379.8		379.8	389.3
Deferred gains and other long-term liabilities(a)			–		0.5	(h)	0.5	0.5
Derivative liabilities			15.5	(f)	–		15.5	15.5
			$15.5		$727.2		$742.7	$752.2

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS Leasing Ltd.
(e)	Includes long-term receivables.
(f)

Includes embedded derivatives accounted for separately and derivatives not designated in a hedging relationship but that are economic hedges and excludes derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Includes a long-term payable that meets the definition of a financial liability.

The Company did not elect to voluntarily designate any financial instruments as held for trading; moreover, there have not been any changes to the classification of the financial instruments since March 31, 2008.

As part of its financing transactions, the Company, through its subsidiaries, has pledged certain financial assets including cash and cash equivalents, accounts receivables, other assets and derivative assets. The aggregate carrying value of these pledged financial assets was $67.6 million as at June 30, 2008 ($70.7 million as at March 31, 2008).

Financial risk management

The Company is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company, in relation to financial instruments. The Company is exposed to credit risk on its account receivables and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents, and derivative financial instrument assets.

CAE First Quarter Report 2009 | 37

Notes to the Consolidated Financial Statements

Credit risks arising from the Company’s normal commercial activities are independently managed and controlled by its four segments, specifically in regards to customer credit risk. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (see note 6). The carrying amount of the trade accounts receivable is reduced through the use of the allowance account and the amount of any increase to the allowance is recognized in the consolidated statement of earnings. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in the consolidated statement of earnings.

The Company’s customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade accounts receivable are not concentrated to any specific customers but rather are held from a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to a third-party for a cash consideration on a non-recourse basis. The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with major financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

As presented in the previous financial instrument tables, the carrying amount represents the maximum exposure to credit risk for each respective financial asset as at the relevant dates. In addition, an amount of $11.5 million ($15.6 million as at March 31, 2008) represents the maximum exposure to credit risk for elements excluded from the previous table.

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet a demand for cash or meet its obligations as they become due.

The Company manages this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of the Company’s consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet indebtedness. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-efficient manner. In managing its liquidity risk, the Company has access to revolving unsecured term credit facilities of US$400.0 million and €100.0 million. As well, the Company has an agreement to sell certain of its accounts receivable up to $50 million. The Company also constantly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

38 | CAE First Quarter Report 2009

Notes to the Consolidated Financial Statements

The following table presents a maturity analysis, from the consolidated balance sheet date to the contractual maturity date, of the Company’s financial liabilities based on expected cash flows. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

(Unaudited)
as at June 30, 2008	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
(amounts in millions)	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Accounts payable and
(a, f)
accrued liabilities	$290.4	$290.4	$290.4	$ –	$ –	$ –	$ –	$ –
Foreign exchange forward
contracts (b)	(6.7)
Outflow		581.7	463.6	94.1	18.5	4.2	1.3	–
Inflow		(588.7)	(467.5)	(95.7)	(19.6)	(4.5)	(1.4)	–
Total long-term debt (c)	402.2	512.0	125.8	58.9	48.1	66.2	52.2	160.8
Swap derivatives on total
long-term debt (d)	(4.0)
Outflow		92.5	10.3	11.2	11.6	11.5	8.2	39.7
Inflow		(95.2)	(10.7)	(11.7)	(12.0)	(11.6)	(8.4)	(40.8)
(e, f)
Other long-term liabilities	0.5	0.5	0.2	0.2	0.1	–	–	–
	$682.4	$793.2	$412.1	$57.0	$46.7	$65.8	$51.9	$159.7

(a)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(b)

Includes foreign exchange forward contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual foreign exchange forward rate.

(c)	Contractual cash flows include contractual interest and principal payments related to debt obligations.
(d)

Includes interest rate swaps and foreign exchange swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt either presented as derivative liabilities or derivative assets.

(e)	Includes certain other long-term liabilities.
(f)	Excludes derivative financial liabilities which have been presented separately.

Market risk

Market risk is defined as the Company’s exposure to an earnings loss or a loss to the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to an earnings loss or a loss to the value of its financial instruments as a result in the fluctuations of foreign exchange rates. The Company is exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, CAE’s foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the USD, € and £). The Company’s related exposure to the foreign currency exchange rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting, in their functional currency for material procurement, sale contracts and financing activities.

The Company uses foreign exchange forward contracts and foreign exchange swap agreements to manage the Company’s exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. The Company applies hedge accounting for a significant portion of anticipated transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges. Notably, the Company enters into foreign exchange forward contracts and foreign exchange swap agreements to reduce the risk of variability of future cash flows resulting from firm sales commitments, forecasted purchases and debt denominated in foreign currencies.

CAE First Quarter Report 2009 | 39

Notes to the Consolidated Financial Statements

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

The Company’s exposure to foreign exchange variation of 5% of our main three currencies, which is reasonably possible, does not have a significant impact on the Company’s net earnings. The pre-tax impact on the OCI is $14.7 million.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a loss on earnings or a loss to the value of its financial instruments as a result of the fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company also has a floating rate debt through unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. An appropriate mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity to ensure proper asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on the Company’s consolidated net income and other comprehensive income.

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

40 | CAE First Quarter Report 2009

			Notes to the Consolidated Financial Statements

(Unaudited)	Simulation Products		Training & Services			Total
three months ended June 30
(amounts in millions)	2008	2007	2008	2007	2008	2007
Civil
External revenue	$136.6	$113.0	$110.2	$94.8	$246.8	$207.8
Segment operating income	27.4	19.7	20.7	19.6	48.1	39.3
Depreciation and amortization
Property, plant and equipment	1.1	1.0	11.9	11.0	13.0	12.0
Intangible and other assets	0.4	0.5	1.9	2.1	2.3	2.6
Capital expenditures	0.6	0.8	34.2	26.8	34.8	27.6
Military
External revenue	$88.4	$95.5	$56.9	$55.0	$145.3	$150.5
Segment operating income	13.6	12.3	9.6	6.4	23.2	18.7
Depreciation and amortization
Property, plant and equipment	1.4	1.4	1.3	1.2	2.7	2.6
Intangible and other assets	1.2	0.8	0.7	0.5	1.9	1.3
Capital expenditures	1.2	1.3	2.4	3.8	3.6	5.1
Total
External revenue	$225.0	$208.5	$167.1	$149.8	$392.1	$358.3
Segment operating income	41.0	32.0	30.3	26.0	71.3	58.0
Depreciation and amortization
Property, plant and equipment	2.5	2.4	13.2	12.2	15.7	14.6
Intangible and other assets	1.6	1.3	2.6	2.6	4.2	3.9
Capital expenditures	1.8	2.1	36.6	30.6	38.4	32.7

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2008	2008
Simulation Products/Civil	$230.5	$208.3
Simulation Products/Military	306.8	302.8
Training & Services/Civil	1,136.7	1,067.6
Training & Services/Military	222.1	219.8
Total assets employed	$1,896.1	$1,798.5
Assets not included in assets employed	348.3	454.7
Total assets	$2,244.4	$2,253.2

CAE First Quarter Report 2009 | 41

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30
(amounts in millions)	2008	2007
Revenue from external customers
Canada	$23.2	$32.9
United States	138.8	107.6
United Kingdom	25.2	24.4
Germany	47.3	43.4
Netherlands	17.7	32.8
Other European countries	43.1	37.9
China	17.9	18.7
United Arab Emirates	15.2	14.7
Other Asian countries	29.9	20.1
Australia	19.0	8.1
Other countries	14.8	17.7
	$392.1	$358.3

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2008	2008
Property, plant and equipment, goodwill and intangible assets
Canada	$189.1	$205.9
United States	316.8	297.2
South America	66.6	66.1
United Kingdom	166.8	166.3
Spain	92.9	95.4
Germany	68.1	67.2
Belgium	77.3	27.1
Netherlands	133.2	134.0
Other European countries	33.9	34.2
United Arab Emirates	64.1	63.6
Asia	66.1	54.3
Other countries	13.5	13.0
	$1,288.4	$1,224.3

NOTE 13 – SUBSEQUENT EVENTS

In August 2008, the Company has signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand for approximately $15.1 million. This amount does not include a potential additional consideration of $11.0 million that is contingent on certain conditions being satisfied. This transaction is anticipated to close at the end of the year.

In July 2008, the Company increased its participation in Academia Aeronautica De Evora S.A. to 90% in a non-cash transaction.

42 | CAE First Quarter Report 2009

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